UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2011

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes         ☐            No           ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Forms F-3 (File Nos. 333-163800 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

Market Update

On August 16, 2011, Westpac provided the market with an update of its performance for the three months ended June 30, 2011 (the “June 2011 quarter”). The update coincided with the release of Westpac’s Pillar 3 Report for the June 2011 quarter.

Unaudited net profit after tax for the June 2011 quarter was approximately A$1.45 billion, a decline of 27% from the average of unaudited net profit after tax for the three month periods ended December 31, 2010 and March 31, 2011 (together the “first two quarters”).  This decline was due to the benefit of finalizing the tax consolidation associated with the merger with St.George Bank Limited, which added A$1.1 billion to unaudited net profit after tax in the three months ended March 31, 2011.  Excluding the impact of the St.George tax consolidation, unaudited net profit after tax for the June 2011 quarter increased 2% from the average for the first two quarters.

The operating environment became more subdued in the June 2011 quarter with consumers increasingly cautious and larger businesses continuing to de-leverage. This was reflected in slowing system credit growth in the quarter, and weaker markets.

Components of Earnings

•                                In the June 2011 quarter, net operating income before operating expenses and impairment charges increased around 1.8% compared to the average of the first two quarters, due to higher net interest income from balance sheet growth and margin improvement.

•                                The net interest margin was 2.25% in the June 2011 quarter compared to 2.17% for the six months to March 31, 2011 (“First Half 2011”).  The increase in net interest margin in the June 2011 quarter was mostly due to the repricing of variable rate home loans and the positive impact from some volatile and one-off items including the early amortization of institutional establishment fees and the recovery of interest income from some facilities which were written-off.

•                                Lending increased 1% between March 31, 2011 and June 30, 2011, with growth in Australian and New Zealand mortgages partly offset by some larger institutions paying down debt.

•                                In Australia, The Westpac Group has grown in line with system in mortgages. Westpac Retail and Business Banking (“Westpac RBB”) division continued to grow mortgages above system, while growth in St.George steadily improved from First Half 2011. Small and medium business lending increased modestly over the June 2011 quarter.

•                                New Zealand lending increased almost 2% in the June 2011 quarter in New Zealand dollar terms, with growth in both business and mortgage lending.

•                                Customer deposits increased around A$2.4 billion in the June 2011 quarter with most of the growth occurring in term deposits and transaction accounts.

•                                Non-interest income was lower in the June 2011 quarter, compared with the average of the first two quarters, principally due to lower markets income and the absence of asset sales (First Half 2011 included A$45 million from the sale of Visa shares).  Wealth income was higher with lower insurance claims and positive net funds under administration flows.

•                                Expenses were flat in the June 2011 quarter compared with the average of the first two quarters.  This was supported by a Westpac Group-wide productivity program begun in October 2010.

•                                Impairment charges of around A$300 million in the June 2011 quarter were higher than the average of A$232 million in the first two quarters. However, there was little change from the average of the first two quarters after excluding the First Half 2011 changes in economic overlay provisions. No changes to economic overlays were made in the June 2011 quarter.

•                                Across divisions, impairment charges improved in the Institutional Bank and in New Zealand, while charges were higher in Westpac RBB and St.George.

Productivity drive

•                                Operational efficiency remains a key area of focus for Westpac.  During the June 2011 quarter, Westpac began a new round of productivity initiatives to reinforce its existing cost efficiency advantage, with Westpac’s cost to income ratio around 4 percentage points below the average of its Australian peers.  In broad terms, two new initiatives commenced in the June 2011 quarter: the realignment of head office and administration areas; and planning associated with improving the productivity of operations and IT services, including changes to sourcing arrangements.

•                                Management expects that costs associated with head office and administration changes will be higher in the three months ending September 30, 2011. In addition, management expects that expenses in the three months ending September 30, 2011 will be increased by one-off costs associated with the Bank of Melbourne launch and transaction expenses related to the proposed acquisition of J O Hambro Capital Management by BT Investment Management Limited.

Westpac investments

•                                Westpac’s Strategic Investment Priorities program announced in October 2010 is tracking to plan and budget.

•                                Westpac launched the Bank of Melbourne on July 25, 2011, ahead of schedule.

Asset Quality

•                                Stressed assets to total committed exposures declined to 2.67% at June 30, 2011, down from 2.85% at March 31, 2011, and is now over half a percentage point lower than at its September 30, 2010 peak.

•                                All three categories of stressed exposures (watchlist & substandard, 90 days past due and well secured, and impaired) declined, with the largest fall recorded in the watchlist & substandard category. All business segments experienced a reduction in both the number and value of new problems emerging. A$585 million in write-offs of impaired assets against provisions in the June 2011 quarter contributed to this decline. New impaired assets continued to trend lower from that experienced in recent quarters.

•                                In Australian mortgages, 90+ day delinquencies were 59 basis points at June 30, 2011, up 3 basis points from March 31, 2011. However, 30+ day delinquencies were 17 basis points lower in part reflecting an easing in the disruption experienced by some customers associated with natural disasters. The first home buyer segment has continued to perform better than the total portfolio.

•                                New Zealand mortgage delinquencies declined over the June 2011 quarter, falling 8 basis points to 72 basis points at June 30, 2011.

•                                Other consumer delinquencies, including credit cards and other consumer lending, for the Group were higher over the June 2011 quarter, up 8 basis points to 142 basis points at June 30, 2011.

•                                Management believes that provisioning coverage remains strong, with the ratio of individual impairment provisions to impaired loans at 37% and collective provisions to credit risk weighted assets at 136 basis points.

Capital and Funding

•                                Westpac’s Tier 1 capital ratio was 9.65% at June 30, 2011, up from 9.53% at March 31, 2011.  The increase was predominantly due to organic capital growth and an increase in the take-up of Westpac’s dividend reinvestment plan for the 2011 interim dividend.

•                                Westpac’s common equity ratio at June 30, 2011 was 8.08%, an increase from 7.95% at March 31, 2011.

•                                Westpac raised A$10 billion in term funding over the June 2011 quarter, taking the total raised to just over A$22 billion in the 9 months to June 30, 2011.  With customer deposits having fully funded loan growth to the end of July 2011, term funding has been directed to covering maturities and strengthening The Westpac Group’s funding and liquidity profile.

•                                The Westpac Group has further added to its liquid assets which, at June 30, 2011, was A$89 billion, up from A$85 billion at March 31, 2011.

•                                Westpac believes that it is well positioned to transition to the new Basel III capital and liquidity requirements.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the section entitled “Risk factors” in Westpac’s 2010 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and in the section entitled “Principal risks and uncertainties” in Westpac’s Interim Financial Report for the half year ended March 31, 2011.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	August 18, 2011	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal